Cypherpunk Holdings Appoints Former Valkyrie CEO Leah Wald as Chief Executive Officer

TORONTO, July 9, 2024 - Cypherpunk Holdings Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Cypherpunk" or the "Company"), a Canadian-based holding vehicle dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem today announced the appointment of Leah Wald, crypto industry veteran, as President and Chief Executive Officer. Ms. Wald replaces Antanas Guoga (Tony G) in this role and will also continue to serve as a director of Cypherpunk. Mr. Guoga will remain as the Company's Chairman.

Leah Wald, President and CEO of Cypherpunk, commented: "I am excited to join the Cypherpunk executive team and honored to lead it into its next growth phase. With the recent regulatory approvals for Bitcoin financial products, the industry has made great progress in bringing the benefits of blockchain assets to a wider investor base. It's my goal to do a comprehensive review of both Cypherpunk's business strategy and brand to enact a comprehensive plan aimed to transform it into a leading vehicle for investors looking for exposure to digital assets via public markets. I look forward to driving innovation with the Cypherpunk team and expanding its investment portfolio using fresh, creative ideas to drive shareholder value through investing in digital assets."

Ms. Wald is the co-founder and former CEO of Valkyrie Investments, a specialized digital asset management firm, where she spearheaded the launch of the first-ever NASDAQ-listed Bitcoin futures ETF. While leading Valkyrie, Ms. Wald also launched several other Bitcoin ETFs and private funds, paving the way for broader acceptance and integration of digital assets in traditional financial markets. Under her leadership, Valkyrie quickly rose to prominence, earning a reputation for its cutting-edge financial products and strategic market positioning, and amassed $1.3 billion in assets under management (AUM) within just over a year of launching its first fund.

Antanas Guoga (Tony G), Chairman of Cypherpunk, commented: "We are pleased to welcome Leah Wald as the new President and CEO of Cypherpunk. Her extensive expertise and proven leadership in the digital asset industry will be instrumental in driving our next phase of innovation and growth. With Leah leading the way, we are confident that Cypherpunk will continue to push the boundaries of what's possible in blockchain investing and expand our impact in the market."

The Company also announces that its annual and special meeting of shareholders will be held on Tuesday, July 30, 2024, at 10:00 a.m. (Toronto Time). Notice of the meeting, the accompanying management information circular and related meeting materials are now available under the Company's profile on SEDAR+ at www.sedarplus.com

About Cypherpunk Holdings Inc.

Cypherpunk Holdings is dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem. With a strategic focus on cryptocurrency and blockchain innovation, the Company leverages its extensive industry expertise to identify and support high-potential opportunities in the digital asset space.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:

Doug Harris
Chief Financial Officer
doug@cypherpunkholdings.com
Tel: 647-946-1300

Media contact: cypherpunk@mgroupsc.com

SOURCE: Cypherpunk Holdings Inc.